EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Forty-six Weeks from May 7, 1999 through March 27, 2000	Fiscal Year Ended March 26, 2001	Fiscal Year Ended March 25, 2002	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 29, 2004	Fiscal Year Ended March 31, 2005
Ratio of earnings to fixed charges (1)	—	—	—	1.9x	1.5x	1.0x

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income (loss) before income taxes and extraordinary items plus fixed charges) by fixed charges (interest expense plus that portion of rental expense deemed to represent interest and amortization of deferred debt issuance costs). For fiscal years 2002 and 2001, and period from May 7, 1999 through March 27, 2000, historical earnings were insufficient to cover fixed charges by $18.5, $8.4 million and $17.6 million, respectively.